Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: July 10, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

On July 10, 2017, David J. Field, President & Chief Executive Officer of Entercom Communications Corp. (“Entercom”), sent the below email to all Entercom employees:

Subject: Update on Entercom / CBS Radio Merger

I am writing to provide you with an update on planning for our approaching merger with CBS Radio. First, I want to express my appreciation to everyone for their patience as we work through this process. We all want to see the deal close as quickly as possible, but these large mergers just take time. I am pleased to report that we are right on schedule and hard at work, making great progress in every area required to complete our merger successfully. Until we close the merger, keep in mind that it remains business as usual and Entercom and CBS remain separate companies.

Today, I have an important update for you on the future leadership team of our new company. There is nothing more important to our future success than the quality of our people. We have spent a great deal of time working to build a “best in class” team composed of highly talented, high performance stars from CBS and Entercom, plus a number of newcomers from outside of the industry who bring new perspectives and capabilities.

As you can well imagine, the process can be hard as oftentimes it requires making very difficult decisions. I can assure you that in every case, we are doing our best to make what we believe are the right decisions for the future of the organization. All of that said, we are incredibly excited about the leadership team that we are building to lead this extraordinary new company forward.

Today, I am delighted to announce many of the leaders on our future senior corporate leadership team once the transaction closes. The list is a work in progress and in the weeks ahead, as planning continues, we will announce additional members of the leadership team, as well as information on a wide range of other important topics as we continue to prepare for this game-changing event.

Here is the current list in alphabetical order:

JD Crowley, Executive Vice President of Digital

Mike Dee, President of Sports

Michael Doyle, Regional President and President of Sales Operations

Ruth Gaviria, Chief Marketing Officer

Weezie Kramer, Chief Operating Officer

Chris Oliviero, Executive Vice President of Programming

Pat Paxton, President of Programming

Bob Philips, Chief Revenue Officer

Rich Schmaeling, Chief Financial Officer

Andrew Sutor, Senior Vice President and General Counsel

In making this announcement, I also want to add a special word of recognition to Scott Herman, who has done a terrific job over so many years in various leadership roles at CBS, culminating in his current position as Chief Operating Officer. While we are disappointed that Scott will be moving on to pursue other personal and professional endeavors, we greatly respect his outstanding leadership contributions to the organization. We wish him nothing but the best in the future.

In addition, I want to share some further information on our programming leadership. Pat Paxton and Chris Oliviero, who have done outstanding jobs leading their respective programming teams, will both have key senior leadership roles in the new Company. Pat will serve as our President of Programming and Chris will serve as our EVP of Programming after the transaction closes. Both will report to me and serve on the Company’s senior management committee. While Pat will oversee the music brands and Chris will oversee the news/talk/sports brands, they will be working collaboratively, along with the programming team across the country to ensure that we continue to develop outstanding brands with the best personalities and content for our listeners nationwide. We are committed to making Entercom the clear #1 at delivering outstanding programming, ratings and listener engagement across all of our various platforms.

We are building a company to win and thrive and prosper in the years ahead. Radio is the #1 medium in the US and no company will have a stronger lineup of outstanding local brands, content, personalities, marketing solutions, digital assets, events and other resources. With our combined scale, we will be well positioned to play and compete at a higher level. We can’t wait to get started.

Thanks again for all you are doing to excel in your jobs and help achieve our goals as we prepare for an exciting future. We will continue to keep you updated and informed as we progress forward.

Best,

David

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been and will be filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders (together, the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.